Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1101

(212) 818-8800

facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

                                      January 23, 2017

Mr. Russell Mancuso

Branch Chief

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PAVmed Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 20, 2016
File No. 333-214288

Dear Mr. Mancuso:

On behalf of PAVmed Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated January 6, 2017, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from the Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Laurie Abbott.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Fee Table

1.	We note your response to prior comment 1. If this registration statement does not register for sale the securities underlying warrants issued in your previous public offering, it is unclear why you have included those securities in the fee table to this registration statement. With regard to securities being registered for sale on this registration statement, please use a price within 5 business days of the date on which you first included the shares in the registration statement if you are relying on Rule 457(c). Also, because you are registering securities for "two separate transactions" as indicated in your response to prior comment 3, please calculate a filing fee for each transaction based on the maximum number of shares that you might issue in each transaction.

Securities and Exchange Commission

January 23, 2017

We have revised the fee table as requested to (i) remove the shares underlying the warrants issued in the Company’s previously public offering, (ii) to use a price within 5 business days of the date on which the Company first included the shares in the Registration Statement and (iii) to include a separate filing fee for each transaction indicated on the fee table.

Selling Securityholders, page 7

2.	We note your response to prior comment 3.
•	Please tell us whether any selling stockholder offered or sold any of the warrants before you filed this registration statement. If you intend this registration statement to cover the offer and sale of common stock in connection with the exercise of warrants only as to those warrant holders who may acquire warrants in transactions conducted in reliance on Rule 144 subsequent to the filing of this registration statement, please revise your disclosure in the last paragraph on page 8 to clarify.

•	Please tell us why the text preceding the table on page 7 includes multiple references to warrants being offered pursuant to the registration statement. Include in your response the file number and filing date of the registration statement that registers the warrants for resale by the selling stockholders.

With respect to the first bullet of the Staff’s comment, no selling stockholder offered or sold any of the warrants covered by the Registration Statement prior to its filing. However, subsequent to the filing, a selling securityholder sold an aggregate of 25,000 warrants to a party not included in the Registration Statement and we accordingly have removed such securities from the Registration Statement. We have also revised the disclosure in the Registration Statement to clarify that it covers only those warrant holders who may acquire warrants in transactions conducted in reliance on Rule 144 subsequent to the date of the prospectus included in the Registration Statement as requested.

With respect to the second bullet of the Staff’s comment, we have revised the disclosure in the text preceding the table on page 7 of the Registration Statement as requested.

*************

Securities and Exchange Commission

January 23, 2017

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Dr. Lishan Aklog